SLAVIA, CORP.

3050 Erin Centre Blvd, Unit 69

Mississauga, Ontario L5M 0P5, Canada

August 13, 2012

Mr. Brandon Hill

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Slavia, Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed July 23, 2012

       File No. 333-181747

Dear Mr. Hill:

Further to your letter dated July 31, 2012, concerning the deficiencies in our Amendment No. 1 to Registration Statement on Form S-1 filed on July 23, 2012, we provide the following responses:

Prospectus Summary, page 6

1. We note your response to comment 7 of our letter dated June 20, 2012. Please discuss the basis for your belief that your operations will “generate at least $3,000 a month in the first year which will cover our expenses.” This discussion should take into account the timeline you provide in your plan of operations, which anticipates that you will not begin your marketing campaign until six months after you compete your offering. The discussion should also address your anticipated monthly expenses. In addition, we note that, on page 21, you state that you do not expect to begin generating revenue until the middle of 2013. Please reconcile your disclosure on page 21 with your discussion here.

Response:  We have revised our Prospectus Summary to clarify that we expect that we will generate revenue which will cover our expenses in the second year. We also discussed the basis for our belief in accordance with the comments of the Commission.

2. We note your response to comment 8 of our letter dated June 20, 2012. Please discuss the basis for your belief that Novy Mir, Ltd will refer 10-15 students to you per year given your lack of knowledge regarding Novy Mir’s record of providing student referrals.

Response:  We have deleted the statement that Novy Mir, Ltd will refer 10-15 students to us per year.

Plan of Operation, page 18

3. We note your response to comment 14 of our letter dated June 20, 2012. Please clarify your expected billing structure for the fees you intend to charge to your customers, specifically whether you intend to collect your fees up-front, bill your customers after you deliver your services or allow customers to pay over time.

Response:  We have clarified that we intend to collect fees up-front.

Please direct any further comments or questions you may have to the company at slaviacorp@gmail.com and to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 117

San Diego, CA 92103

TEL: 619.546.6154

TEL: 619.546.6100

FAX: 619.546.6060

Thank you.

Sincerely,

/S/ Ksenia Shpeyzer

Ksenia Shpeyzer, President

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